Exhibit 99.1

APPOINTMENT/RE-APPOINTMENT OF INDEPENDENT DIRECTOR'S

Infosys
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 18, 2026

Dear Sir/Madam,

Subject: Appointment/Re-appointment of Independent Director's

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform you that, upon the recommendation of the Nomination and Remuneration Committee, the Board of Directors of the Company has considered and approved following appointment/re-appointment of independent directors:

1. **Appointment of an independent director**

Appointment of Diane Enberg Jurgens (DIN - 11585200), as an additional & independent director effective April 22, 2026 for a period of 3 (three) years, subject to the approval of shareholders. In this regard, a press release and additional information as per Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations is enclosed as Annexure I.

It may be noted that Diane has no relationship with any member of the board of directors and meets all the criteria for being appointed as an independent director under applicable laws including circulars issued by the stock exchanges from time to time.

Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018 has been obtained that she is not debarred from holding office of a Director by virtue of any order passed by the Securities and Exchange Board of India or any other such authority.

2. **Re-appointment of an independent director**

Re-appointment of Helene Auriol Potier (DIN - 10166891), as an independent director for the second term of 5 (five) years from May 26, 2026 to May 25, 2031, subject to the approval of shareholders. In this regard, additional information as per Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations is enclosed as Annexure II.

It may be noted that Helene has no relationship with any member of the board of directors and meets all the criteria for being appointed as an independent director under applicable laws including circulars issued by the stock exchanges from time to time.

Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018 has been obtained that she is not debarred from holding office of a Director by virtue of any order passed by the Securities and Exchange Board of India or any other such authority.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com.

Yours Sincerely,
For **Infosys Limited**
Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2026.04.18 09:28:33 +05'30'

A.G.S. Manikantha
Company Secretary
Membership No. A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys Appoints Diane Enberg Jurgens as an Independent Director

Appointment to be effective April 22, 2026

Bengaluru, India – April 18, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in AI-first business consulting and technology services, today announced the appointment of Diane Enberg Jurgens (DIN: 11585200) as an Independent Director of the Company, effective April 22, 2026. This appointment is based on the recommendation of the Nomination and Remuneration Committee of the Infosys Board, and is for a period of three years, subject to the approval of shareholders.

Ms. Diane Jurgens is a strategic Board Member and Technologist with global C-suite experience, P&L leadership, and a proven track record leading transformation across multiple industries. She currently serves on the boards of Standard Chartered and World 50.

At Standard Chartered, Diane serves as an Independent Non-Executive Director and is a member of the Risk and Culture & Sustainability Committees. Previously, as Chief Information Officer for The Walt Disney Company (2020–2023), she led enterprise technology. She also represented Disney on the US-India Strategic Partnership Forum (USISPF).

As Chief Technology Officer at BHP (2015–2020), Diane spearheaded innovation across autonomous systems, cybersecurity, machine learning, and the Industrial Internet of Things (IIoT). During her decade in Shanghai, Diane was President & Managing Director of Shanghai OnStar Telematics (2012–2015). Prior to that, she served as CIO for GM International Operations (2008–2012) and GM China (2006-2008).

She earned an MBA from Seattle University and a master's degree in electrical engineering from the University of Washington, where she currently serves on the College of Engineering Dean's Advisory Board. Diane was awarded the Shanghai government's prestigious Magnolia Award and has been recognized among the Top 10 Women in Technology.

Welcoming Diane Jurgens to the Board, **D. Sundaram, Lead Independent Director and Chairperson of the Nomination and Remuneration Committee, Infosys**, said, "We are pleased to welcome Diane Jurgens to the Board. Her expertise in technology, sustainability, general management, business operations, and P&L will greatly benefit Infosys."

Welcoming Diane Jurgens to the Board, **Nandan Nilekani, Chairman, Infosys**, said, "I am extremely happy to welcome Diane Jurgens as a member of Infosys Board. Diane possesses extensive global business experience and expertise in leadership, technology, and business transformation. I look forward to her significant contributions to Infosys."

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 330,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in 63 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence ("AI"), generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: PR_Global@Infosys.com

ANNEXURE I

Sl. No.	Particulars	Details
1.	Name of the Director	Diane Enberg Jurgens (DIN - 11585200)
2.	Reason for change viz appointment, ~~reappointment, resignation, removal, death or otherwise~~	Appointed as an Additional Director in the category of Non-Executive, Independent Director, subject to approval of shareholders
3.	Date of appointment/~~re-appointment/cessation (as applicable) &~~ term of appointment/ ~~re-appointment~~	As an Independent Director for the term of three years from April 22, 2026 to April 21, 2029, not liable to retire by rotation
4.	Brief Profile (in case of appointment)	Ms. Diane Jurgens is a strategic Board Member and Technologist with global C-suite experience, P&L leadership, and a proven track record leading transformation across multiple industries. She currently serves on the boards of Standard Chartered and World 50. At Standard Chartered, Diane serves as an Independent, Non-Executive Director and is a member of the Risk and Culture & Sustainability Committees. Previously, as Chief Information Officer for The Walt Disney Company (2020–2023), she led enterprise technology. She also represented Disney on the US-India Strategic Partnership Forum (USISPF). As Chief Technology Officer at BHP (2015–2020), Diane spearheaded innovation across autonomous systems, cybersecurity, machine learning, and the Industrial Internet of Things (IIoT). During her decade in Shanghai, Diane was President & Managing Director of Shanghai OnStar Telematics (2012–2015). Prior to that, she served as CIO for GM International Operations (2008–2012) and GM China (2006-2008). She earned an MBA from Seattle University and a master's degree in electrical engineering from the University of Washington, where she currently serves on the College of Engineering Dean's Advisory Board. Diane was awarded the Shanghai government's prestigious Magnolia Award and has been recognized among the Top 10 Women in Technology.
5.	Disclosure of relationships between Directors (in case of appointment of a director)	Not related to any of the Directors of the Company.

Infosys
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ANNEXURE II

Sl. No.	Particulars	Details
1.	Name of the Director	Helene Auriol Potier (DIN - 10166891)
2.	Reason for change viz ~~appointment~~, reappointment, ~~resignation, removal, death or otherwise~~	Re-appointment as Independent Director of the Company for the second term of five years, subject to approval of shareholders.
3.	Date of ~~appointment/~~ re-appointment/~~cessation (as applicable) &~~ term of ~~appointment/~~ re-appointment	As an Independent Director for the second term of five years from May 26, 2026 to May 25, 2031, not liable to retire by rotation
4.	Brief Profile (in case of appointment)	Brief profile is available on the website of the Company under following link: https://www.infosys.com/about/management-profiles/helene-auriol-potier.html
5.	Disclosure of relationships between Directors (in case of appointment of a director)	Not related to any of the Directors of the Company.